

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Michael Petras, Jr.
Chairman and Chief Executive Officer
Sotera Health Company
9100 South Hills Blvd, Suite 300
Broadview Heights, OH 44147

Re: Sotera Health Company
   Amendment No. 1 to Registration Statement on Form S-1
   Filed November 2, 2020
   File No. 333-249648

Dear Mr. Petras:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

Exhibits

1. We note your disclosures in the prospectus stating that your amended and restated certificate of incorporation provides that derivative actions will be brought in the Court of Chancery, or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction. However, the exclusive forum provision set forth in your Exhibit 3.1 does not include the reference to a federal court if the Court of Chancery does not have jurisdiction. Please revise to clarify whether this provision applies to actions arising under the Exchange Act, and please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Lopez, Esq.